FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 19, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document
1.	Press Release dated September 19, 2005, entitled “DataMirror Announces Renewal of Normal Course Issuer Bid”.
2.	Press Release dated September 19, 2005, entitled “Experience the Love All Over Again” - DataMirror Showcases Market-Ready iSeries Solutions

FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley	Tom Giantsopoulos
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 153
pcauley@datamirror.com	tgiantsopoulos@datamirror.com

DataMirror Announces Renewal of Normal Course Issuer Bid

TORONTO and SANTA CLARA, Calif., September 19, 2005 - DataMirror Corporation (NASDAQ: DMCX - News; TSX: DMC - News ), a leading real-time data integration company, today announced acceptance by the Toronto Stock Exchange of Notice of its Normal Course Issuer Bid, allowing the purchase from time to time, if it is considered advisable, of up to 423,891 of its common shares, which represents 5% of its 8,477,810 outstanding common shares (as at September 14, 2005), on The Toronto Stock Exchange over the next 12 months. The Board of Directors of DataMirror believes that such purchases are in the best interests of the Company and a desirable use of corporate funds. Over the period from September 21, 2004 to September 14, 2005, the Company has purchased and cancelled 549,400 of its common shares at an average price of Cdn $9.40 per share under a previous Normal Course Issuer Bid, in effect from September 21, 2004 to September 20, 2005. Purchases of common shares may be made pursuant to the new Notice in the 12 month period commencing September 21, 2005 and ending September 20, 2006. All common shares purchased by DataMirror pursuant to this Notice will be cancelled.

About DataMirror

DataMirror (NASDAQ: DMCX - News; TSX: DMC - News), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror's flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate information changes throughout the enterprise. DataMirror helps clients make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

“Experience the Love All Over Again” - DataMirror Showcases
Market-Ready iSeries Solutions

Webinar to Review Strategies for Maximizing iSeries Investments

COMMON FALL 2005, ORLANDO, FL., - (September 19, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced it is showcasing market-ready iSeries solutions at COMMON Fall 2005, the forum for the world’s largest user group of Midrange IBM and IBM-compatible IT users. DataMirror is outlining the ways in which iSeries users leverage DataMirror’s unique Change Data Capture (CDC) technology for data integration, auditing and high availability solutions. Attendees are invited to learn more about DataMirror’s iSeries solutions at booth 714.

With more than ten years of experience in implementing data integration, data auditing and high availability solutions for iSeries, DataMirror is a pioneer in the iSeries market and has consistently demonstrated its commitment to delivering technology and support that synchronizes data in real time between iSeries and other environments.

To highlight DataMirror’s commitment to the iSeries market, DataMirror CEO, Nigel Stokes, will host a free Web seminar on October 5, 2005, at 2 P.M. EST, entitled, “Maximizing Your iSeries Investment.” Commentary in the one-hour presentation will review the ways in which successful organizations are maximizing the value of their iSeries investments by using DataMirror technology for real-time data integration, high availability and compliance purposes. According to Stokes, many organizations are not making the most of their iSeries technology because queries and reporting restrict the availability of mission critical iSeries applications.

“To get the most out of an iSeries investment, companies need to partner with the experience and resources that ensure peak iSeries system performance,” said Nigel Stokes, CEO, DataMirror. “DataMirror has more than 10 years of experience in the iSeries market and is a trusted leader in helping organizations to integrate, protect and audit their iSeries data in real time.”

To register for DataMirror’s Webinar, visit: www.datamirror.com/iserieswebinar

To learn more about DataMirror solutions for iSeries, visit www.datamirror.com/iseries.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 19, 2005	By:	/s/ Peter Cauley
Peter Cauley
Title: Chief Financial Officer